UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Date of Report: June 2, 2022

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NATURAL GAS SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)
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Colorado	1-31398	75-2811855
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

404 Veterans Park Lane, Suite 300, Midland, Texas 79705	(432) 262 -2700
(Address of principal executive offices and zip code)	Registrant’s telephone number, including area code

John W. Chisholm
Interim President and Chief Executive Officer
(432) 262-2700

(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from : January 1, 2021 to December 31, 2021.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Natural Gas Services Group Inc., has conducted an analysis of our products and have concluded that the following minerals: tin, tungsten, tantalum and/or gold are contained in the components used to manufacture and fabricate our compressors and flares. Through our due diligence work we have conducted a good faith reasonable country of origin review and determined that our supply chain is DRC (Democratic Republic of the Congo or an adjoining country) conflict undeterminable and as a result we have filed a Conflict Minerals Report.

A copy of the Natural Gas Services Group’s Conflict Minerals Report for the calendar year ended December 31, 2021 is publicly provided as Exhibit 1.01 hereto and is publicly available at www.ngsgi.com. The information on this website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Date:	June 2, 2022	By:	/s/ Micah C. Foster

Micah C. Foster
Vice President & Chief Financial Officer